SIRICOMM, INC.
                              4710 East 32nd Street
                                Joplin, MO 64804
                              Tele: (417) 626-9971
                               FAX: (417) 782-0475


                                                         May 5, 2006
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Re:      SiriCOMM, Inc.
                  Form SB-2
                  SEC File No. 333-132066

Gentlemen:

         The undersigned being the issuer described in the above referenced registration statement (the "Company") is hereby requesting acceleration of the effective date of the registration statement so that it may become effective at 4:30 p.m., EST or as soon thereafter on Tuesday, May 9, 2006 as is reasonably practicable.

         The Company acknowledges and confirms that the disclosure in the filing is the responsibility of the Company, that it is aware of its responsibilities under the Securities Act of 1933 and Exchange Act of 1934 as it relates to this proposed offering, and it further acknowledges that the actions of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective or accelerating the effective date thereof, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosures in the filing.

                                                Very truly yours,

                                                SIRICOMM, INC.



                                                By:  /s/ Henry P. Hoffman
                                                    ---------------------------
                                                    Henry P. Hoffman, President